Exhibit (a)(10)

FOR IMMEDIATE RELEASE


                  Deutsche Post and Air Express International
            Announce Expiration of Hart-Scott-Rodino Waiting Period

     Frankfurt, Germany/ Darien, CT-- December 27, 1999 -- Deutsche Post AG and Air Express International Corporation (NASDAQ: AEIC) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to Deutsche Post's offer to purchase all outstanding shares of common stock of Air Express International Corporation expired at 11:59 p.m.
on December 24, 1999.

     As previously announced, the expiration date (and withdrawal rights) for the offer to purchase has been extended until 12:00 midnight, New York City time, on Wednesday, February 9, 2000. The offer to purchase will expire on that date unless further extended.

     The offer was extended to provide additional time to obtain necessary regulatory approvals for the transaction, including approvals in the United States and under the European Commission's regulations. Deutsche Post is hopeful that such approvals will be obtained by early February.
However, no assurances can be given.

     For additional information, please contact Deutsche Banc Alex. Brown, the Dealer Manager for the offer, at 212-250-6000 (call collect) or Georgeson Shareholder Communications Inc., the Information Agent, at 800-223-2064.